

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2022

Dato' Sri Liew Kok Leong
Chairman of the Board and Chief Executive Officer
ARB IOT Group Ltd
No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2
Kuala Lumpur Sentral, 50470 Kuala Lumpur,
Malaysia

> **Re: ARB IOT Group Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted June 24, 2022**
> **CIK No. 0001930179**

Dear Dato' Sri Liew Kok Leong:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Our Business, page 1

1. In the descriptions of your four business lines, you disclose that you have secured a total cumulative order book amount of RM166 million ($40.0 million) for your smart home and building business since its launch in 2019, you have secured RM166 million ($40.0 million) of total purchase orders for your IoT smart agriculture business, and you have secured multiple contracts, each worth tens of millions RM, from property developers and construction contractors in your IoT system development business. To provide context, disclose the amount and percentage of revenues from each of your business lines in the

last fiscal year and most recent interim period. In addition, clarify any risk that these future orders and contracts may not come to fruition.

2. Please clarify how the industrial business systems you provide under your IoT System Development business line fall under the umbrella of IoT.

Corporate History and Structure, page 6

3. Please provide an organizational diagram reflecting your corporate structure upon completion of the offering in addition to, or in lieu of, the diagram showing your current corporate structure. In the diagram, please indicate each entity's place of incorporation and disclose the anticipated percentage ownership in the company by public shareholders, your controlling shareholder (ARB Berhad) and other significant beneficial owners. If any person will have control over the company through ARB Berhad or its subsidiaries, please include them in the diagram and indicate the nature of their control. In this regard, we note that Dato' Sri Liew Kok Leong is the Chief Executive Officer of ARB Berhad, owns over 20% of the equity interests in ARB Berhad, is the sole director of the company's immediate parent, ARB IOT Limited, and has voting and investment power over the company's shares held by ARB IOT Limited.

Risk Factors
We have engaged in transactions with related parties, and such transactions present possible conflicts of interest..., page 13

4. Please disclose that you have also entered into transactions with another company where Dato' Sri Liew Kok Leong is Executive Director.

We depend on a limited number of customers for a large portion of our revenues, page 15

5. To provide context to this disclosure, please indicate the business line under which each customer generated revenues for the periods you discuss. In addition, disclose that one of the major customers for the six months ended June 30, 2021 was a related party, and disclose the percentage of revenues attributable to that related party. Indicate whether any of the other major customers were related parties.

Our success in the IoT gadgets distribution business depends on our relationships..., page 16

6. You indicate that you source IoT gadgets from one third party supplier and that you may be unable to replace them with suitable alternatives in a timely manner on commercially acceptable terms or at all. Please disclose the material terms of your agreements with this third party supplier, including the term and any termination provisions.

We source software and hardware from various local suppliers..., page 16

7. This risk factors and the preceding risk factor discuss potential risks related to your supply chain. Please update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

<u>The COVID-19 pandemic may cause a material adverse effect on our business, page 22</u>

8. You disclose that the COVID-19 pandemic "may" cause a material adverse effect on your business and results; however, your disclosure in Management's Discussion and Analysis indicates that the COVID-19 pandemic has materially affected your business. Please discuss how the pandemic has impacted your business, financial condition and results of operations.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Comparability of Historical Results, page 44</u>

9. You indicate that certain costs of ARB Berhad have been allocated to you starting in the six months ended December 31, 2021. Please explain why you did not make cost allocations before that period. In addition, please tell us why your financial statements for the year ended June 30, 2020 reflect no employee benefits, as noted from your disclosure in Note 21 on page F-33. Refer to SAB Topic 1.B.1.

<u>Results of Operations</u>
<u>Six Months Ended December 31, 2020 Compared to Six Months Ended December 31, 2021, page 46</u>

10. You indicate that the increase in revenues from the IoT System Development line of business was attributable in part to a RM77 million ($18 million) contract from a Malaysia publicly listed company that is primarily involved in property development and construction in Malaysia. Please clarify if this is the same contract you disclose on page 88 as a related party contract with the subsidiary of Ageson Berhad. If so, disclose that this contract is with a related party.

<u>Industry, page 58</u>

11. You refer to a Frost & Sullivan analysis as a source for information and data presented in this disclosure. Please disclose the specific Frost & Sullivan report(s). Tell us whether any of these reports were prepared for you in connection with this offering.

<u>Global Hydroponics Market Trends, page 62</u>

12. Please clarify how the opportunity and growth in the global hydroponics market relates to the company's specific market opportunity. Disclose the source of the global data discussed.

<u>Hydroponics Industry in Malaysia, page 63</u>

13. You discuss the hydroponic farming markets in Malaysia and, in the next section, the ASEAN region, but do not discuss the extent to which IoT is used in these markets or how it is used. Please expand your disclosure to further clarify your specific IoT market opportunity in this area.

Management, page 82

14. Please clarify if Dato' Sri Liew Kok Leong is the Chief Executive Officer of ARB Berhad, as you indicate here, or the Executive Director of ARB Berhad, as you indicate on pages 24 and 88.

Notes to the Financial Statements for the Year Ended 30 June 2021
Note 22. Related Party Disclosures, page F-33

15. You state that, "The Group has related party relationship with its subsidiaries, Directors and companies in which Directors of the Group have interest." Revise to also include transactions with your ultimate controlling shareholder, ARB Berhad, in your related party disclosures. Refer to paragraphs 9, 18, and 19 of IAS 24.

Note 24. Business Combinations, page F-35

16. Please revise to ensure you address each of the applicable disclosure requirements in paragraph B64 of IFRS 3.

17. For each of your business combinations, tell us what consideration was given to separately recognizing any identifiable intangible assets acquired. We note, for example, from your disclosure on page 72 that ARB Agro Tech has a supply agreement with a Malaysian publicly listed company to supply drones to support its business activities. Refer to paragraphs B31 to B34 of IFRS 3.

Notes to the Unaudited Condensed Financial Statements for the Six Months Ended 31 December 2021
Note 24. Related Party Disclosures, page F-70

18. Please explain how the RM77 million transaction related to the rendering of information technology system is reflected in your financial statements for the six months ended December 31, 2020.

General

19. You indicate that you are offering ordinary shares on a firm commitment basis. Therefore, please uncheck the box on the registration statement cover page indicating you are offering securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

20. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Melissa Walsh, Senior Staff Accountant, at 202-551-3224 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at 202-551-5997 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kevin (Qixiang) Sun, Esq.